02036477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2002

Richard A. Brickson
Secretary and Senior Counsel
The May Department Stores Company
Office of Legal Counsel
611 Olive Street
St. Louis, Missouri 63101

Act 1934
Section
Rule 14A-8
Public Availability 3/21/2002

PROCESSED
MAY 2 2 2002
THOMSON
FINANCIAL

Re: The May Department Stores Company
Incoming letter dated January 23, 2002

Dear Mr. Brickson:

This is in response to your letter dated January 23, 2002 concerning the shareholder proposal submitted to May by the International Ladies Garment Workers Union Eastern States Health and Welfare Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Edgar Romney
Chairman
Eastern States Health and Welfare Fund
275 Seventh Avenue
New York, NY 10001-6794

CRGH

The May Department Stores Company
Office of Legal Counsel

Richard A. Brickson
Secretary and Senior Counsel

January 23, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934, Rule 14a-8;
Shareowner Proposal of Eastern States Health and Welfare Fund

Ladies and Gentlemen:

The management of The May Department Stores Company ("May") intends to omit from May's proxy statement and form of proxy for its 2002 annual meeting of shareowners (the "Proxy Materials") a shareowner proposal and supporting statement submitted by the International Ladies Garment Workers Union Eastern States Health and Welfare Fund (the "Fund"). The Fund's cover letter and proposal are attached as Exhibit A.

We believe that the proposal may be omitted from the Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f) because the Fund has failed to demonstrate that it is eligible to submit a proposal:

- Rule 14a-8(b)(1) requires a proponent, at the time a proposal is submitted, to meet certain eligibility requirements, including a requirement that the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities for at least one year by the date the proponent submits the proposal.
- Rule 14a-8(b)(2) further requires that, unless a proponent is the registered holder of the company's securities, the proponent must prove its eligibility by submitting to the company a written statement from the "record" holder of the proponent's securities verifying that, at the time the proposal was submitted, the proponent continuously held the securities for at least one year.
- Rule 14a-8(f) provides that where a proponent has failed to comply with Rule 14a-8(b), a company may exclude the proposal, but only after the company has notified the proponent of the deficiency (within 14 days of receiving the proposal) and the proponent has failed to correct such deficiency (within 14 days of receiving the company's notification).

The Fund's cover letter accompanying the proposal and supporting statement was dated December 17, 2001. May received the letter on December 19, 2001. In the cover letter, Edgar Romney, the chairman for the Fund, states that the Fund owns 1,100 shares of May common stock, has owned more than $2,000 worth of stock for over a year and plans to continue ownership of the stock through the date of the 2002 annual meeting. **The letter further stated that the Fund would provide confirmation of ownership upon request.** Following receipt of the letter, May reviewed its records of registered owners of common stock and determined that the Fund is not a record owner.

On December 28, 2001, May sent to the Fund, by facsimile and Airborne Express, a letter requesting confirmation from the record shareowner (i) that the Fund owns shares of May common stock and (ii) that the Fund had at the time the Fund submitted its proposal continuously held the shares for at least one year. May's request indicated that the information should be received within 14 days of the Fund's receipt of the letter. A copy of May's letter to the Fund is attached as Exhibit B.

611 Olive Street, St. Louis, Missouri 63101 Telephone: (314) 342-6423 Fax: (314) 641-4066 E-mail: Richard_Brickson@may-co.com

May has a fax confirmation record that the letter was successfully faxed to the Fund on December 28, 2001 to the fax number indicated on the Fund's cover letter. In addition, May has confirmed with Airborne Express that a receptionist for the Fund signed for the Airborne Express package on January 2, 2002. To date, May has not received any response from the Fund to its letter, nor has May received any further information from the Fund concerning the Fund's ownership of May common stock. As a result, the Fund has failed to demonstrate its continuous ownership of the requisite securities within the 14-day time period.

Based on foregoing, the Fund has not established its eligibility to submit a proposal within the meaning of Rule 14a-8(b) and the Fund's proposal and supporting statement may be omitted from the Proxy Materials pursuant to Rule 14a-8(f).

May respectfully requests confirmation that the Division will not recommend enforcement action if the Fund's proposal and supporting statement are omitted from the Proxy Materials.

A copy of this letter and its enclosures are being mailed to the Fund, informing the Fund of our intention to exclude the proposal from the Proxy Materials. May currently intends to file its definitive Proxy Materials with the Commission on April 19, 2002. Accordingly, pursuant to Rule 14a-8(j), we submit this letter not less than 80 days before May intends to file its Proxy Materials. Pursuant to Rule 14a-8(j)(2), six additional copies of this letter and the attachments are enclosed.

If you have any questions or comments regarding this matter, or if you need additional information, please call me at 314/342-6423. Please acknowledge receipt of this filing, by date-stamping and returning to me one copy of this letter in the enclosed self-addressed, stamped envelope.

Sincerely yours,

RABrickson

Richard A. Brickson

cc: Edgar Romney, Chairman
Eastern States Health and Welfare Fund

EASTERN STATES HEALTH AND WELFARE FUND

275 SEVENTH AVENUE • NEW YORK, NY 10001-6794 TELEPHONE: 212-627-9300 • FAX: 212-352-4702

EDGAR ROMNEY
CHAIRPERSON

RONALD ALMAN
SECRETARY

December 17, 2001

Corporate Secretary
May Department Stores
611 Olive Street
St. Louis, MO 63101-1799

Dear Sir or Madam:

On behalf of the International Ladies Garment Workers Union Eastern States Health and Welfare Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that The May Department Stores Company ("May") plans to circulate to shareholders in anticipation of the 2001 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board of directors to redeem the shareowner rights plan unless its issuance is approved by a majority of shareholders.

The Fund beneficially owns 1,100 shares of May common stock. A letter confirming ownership will be provided upon request. The Fund has thus owned more than $2000 worth of stock for over a year and plans to continue ownership through the date of the 2002 annual meeting, which a representative is prepared to attend.

Sincerely,

Edgar Romney
Chairman

RESOLVED: The shareholders of The May Department Stores Company ("May" or "Company") request that the Board of Directors redeem the shareowner rights issued in August 1994 unless said issuance is approved by the affirmative vote of a majority of the outstanding shares at a meeting of shareholders held as soon as practicable.

SUPPORTING STATEMENT

May's Board of Directors unilaterally adopted a Shareowner Rights Plan in 1986 with a ten-year term. In 1994 the Board amended and extended the Rights Plan through August 2004. Shareholders were not allowed to vote on this plan, an anti-takeover device commonly known as a poison pill.

We do not think our Company should maintain its poison pill, a device that we believe entrenches management and the Board, without shareholder approval.

Under the Rights Plan, each right entitles shareholders to purchase, under certain conditions, one four-hundredth of a share of May's Junior Participating Preference Shares at a $150 purchase price. The rights will be exercisable if a person or group acquires beneficial ownership of 20% or more of May's outstanding Common Stock or has announced a tender offer upon consummation of which said entity would own 20% or more of May's outstanding Common Stock.

We believe the terms of the rights are designed to discourage or thwart an unwanted takeover of our Company. While May should have appropriate tools to ensure that all shareholders benefit from any proposal to buy the Company, we do not believe the future possibility of a takeover justifies the unilateral implementation of a poison pill. We believe shareholders should have the right to vote on the necessity of such a powerful tool that could be used to entrench existing management.

Rights plans like ours have become increasingly unpopular in recent years. In 2001, a majority of shareholders at Delphi Automotive Systems, Electronic Data Systems, Southwest Airlines, Airborne and Pitney Bowes have voted in favor of proposals to redeem or repeal poison pills.

The effects of poison pill rights plans on the trading value of companies' stock have been researched extensively. A 1986 study by the U.S. Securities and Exchange Commission's Office of the Chief Economist stated, "stock-returns evidence suggest that the effect of poison pills to deter prospective hostile takeover bids outweighs the beneficial effects that might come from increased bargaining leverage of the target management." A 1992 study by John Pound of

Harvard University and Lilli A. Gordon of the Gordon Group found a correlation between high corporate performance and the absence of poison pills.
In light of the debatable economic benefit of our poison pill and the undeniably undemocratic way in which they were assigned to shareholders, we believe these rights should lapse and not be extended, renewed or issued again without a shareholder vote.

We urge shareholders to vote FOR this resolution.

MAY

The May Department Stores Company
Office of Legal Counsel

Richard A. Brickson
Secretary and Senior Counsel

via telecopy (212/352-4702) and
Airborne Express
December 28, 2001

Edgar Romney
Chairman
Eastern States Health and Welfare Fund
275 Seventh Avenue
New York, NY 10001-6794

Re: Shareowner Proposal
The May Department Stores Company

Dear Mr. Romney:

I received your December 17, 2001 letter on December 19, 2001. In your letter you indicate that you are submitting a proposal on behalf of the International Ladies Garment Workers Union Eastern States Health and Welfare Fund for inclusion in the proxy statement for our 2002 annual shareowners meeting. You also indicate that the Fund owns 1,100 shares of May common stock and has owned over $2,000 worth of May common stock for over a year.

The Fund is not a record owner of May common stock. Within 14 days of receipt of this letter, please provide me with a written statement from the record holder of your securities that verifies the number of shares of May common stock held by the Fund and that the Fund has held those shares for at least one year prior to December 17, 2001.

Sincerely yours,

Richard A. Brickson

EXHIBIT B

611 Olive Street, St. Louis, Missouri 63101 Telephone: (314) 342-6423 Fax: (314) 641-4066 E-mail: Richard_Brickson@may-co.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The May Department Stores Company
Incoming letter dated January 23, 2002

The proposal relates to "poison pills."

There appears to be some basis for your view that May Department Stores may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to May Department Stores' request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if May Department Stores omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Jonathan Ingram
Special Counsel